UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10 )1

Alaska Communications Systems Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01167P101

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, New Jersey 07626

(212) 845-7977

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01167P101

1	NAME OF REPORTING PERSON

KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,994,792
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,994,792
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,994,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 01167P101

1	NAME OF REPORTING PERSON

TAR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,994,792[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,994,792[2]
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,994,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

1 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

2 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

3

CUSIP NO. 01167P101

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Ms. Singer is the managing member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $5,960,302, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons entered into a Cooperation Agreement in connection with the Issuer’s 2018 Annual Meeting of Stockholders pursuant to which the Issuer’s Board of Directors (the “Board”) appointed two new independent directors recommended by the Reporting Persons, Wayne Barr, Jr. and Robert M. Pons, to the Board. The Reporting Persons have reviewed the Issuer’s proxy materials in connection with the 2019 Annual Meeting of Stockholders (the “Annual Meeting”). While the Reporting Persons are disappointed with the Board’s decision not to re-nominate Mr. Pons as a director, they appreciated the opportunity to work constructively with director David W. Karp in an effort to determine the best configuration for the Board so that it may successfully execute strategies to maximize stockholder value and are supportive of both the reduction in size of the Board and the appointment of Mr. Karp as Chairman of the Board.

The Reporting Persons continue to have serious concerns with the Issuer’s performance under CEO Anand Vadapalli and intend to vote their shares of Common Stock against Mr. Vadapalli at the Annual Meeting as a referendum on the need for new leadership given the Issuer’s poor performance during his eight-year tenure. The Reporting Persons strongly urge the Board to carefully reconsider Mr. Vadapalli’s role at the Issuer and believe that the Board should take all necessary steps to terminate Mr. Vadapalli’s employment no later than the end of his current term and in accordance with the terms of his employment agreement. Specifically, the Reporting Persons note that despite the substantial resources and support the Board has provided to Mr. Vadapalli during his tenure as CEO, the Issuer’s stock price has persistently declined and the TSR for the majority of the last eight years has underperformed every comparable index.1

In light of the Issuer’s prolonged underperformance, the Reporting Persons also question the seemingly excessive compensation, including significant grants of Common Stock, Mr. Vadapalli has received from the Issuer. Furthermore, based on Mr. Vadapalli’s filings with the Securities and Exchange Commission, the Reporting Persons do not believe that Mr. Vadapalli has used any of his significant cash compensation to purchase shares of Common Stock. Instead, he has sold a large number of the shares of Common Stock granted to him, which the Reporting Persons believe raises concerns about whether Mr. Vadapalli’s interests are truly aligned with those of the stockholders of the Issuer. In addition, the Reporting Persons believe that Mr. Vadapalli does not currently reside in Alaska, which would seem to make it virtually impossible for him to manage the Issuer full time while also incurring significant, unnecessary travel and housing expenses for the Issuer.

1 See Performance Graph, page 42 of the Issuer’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on April 19, 2019.

4

CUSIP NO. 01167P101

The Reporting Persons strongly believe that a change in leadership of the Issuer is necessary to bring the Issuer’s performance in line with its potential and unlock value for all stockholders. Should the Board fail to take the necessary actions to address the Issuer’s underperformance, the Reporting Persons reserve all rights to take any and all action with respect to their investment in the Issuer and in furtherance of assisting the Issuer reach its potential and create value for all stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,610,124 shares of Common Stock outstanding as of April 5, 2019, as reported in the Issuer’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on April 19, 2019.

A.	TAR Holdings
(a)	As of the date hereof, TAR Holdings beneficially owns 2,994,792 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 2,994,792
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,994,792
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the shares of Common Stock by TAR Holdings during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
B.	Ms. Singer
(a)	As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, beneficially owns 2,994,792 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 2,994,792
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,994,792
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days. The transaction in the shares of Common Stock on behalf of TAR Holdings during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

5

CUSIP NO. 01167P101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

TAR Holdings LLC

By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Managing Member

/s/ Karen Singer
Karen Singer

6

CUSIP NO. 01167P101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TAR Holdings LLC

Purchase of Common Stock	110,000	1.7100	04/25/2019